SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 7

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Nicolas Grabar

Carmen A. Corrales

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2013 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of Authorization for €1,250,000,000 of 1.625% Global Notes due 2024 and €1,250,000,000 of 3.000% Global Notes due 2045

Exhibit 2:	Terms Agreement, dated February 26, 2015, between the United Mexican States and the Managers, relating to 1.625% Global Notes due 2024 and 3.000% Global Notes due 2045

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen and Hamilton LLP with respect to €1,250,000,000 of 1.625% Global Notes due 2024 and €1,250,000,000 of 3.000% Global Notes due 2045

Exhibit 5:	Exchange Rate Agency Agreement, dated March 6, 2015, between the United Mexican States and the Exchange Rate Agent

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 6th day of March, 2015.

By:	/S/ ALEJANDRO DÍAZ DE LEÓN CARRILLO
	Name:	Alejandro Díaz de León Carrillo
	Title:	Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT INDEX

Exhibit 1:	Form of Authorization for €1,250,000,000 of 1.625% Global Notes due 2024 and €1,250,000,000 of 3.000% Global Notes due 2045

Exhibit 2:	Terms Agreement, dated February 26, 2015, between the United Mexican States and the Managers, relating to 1.625% Global Notes due 2024 and 3.000% Global Notes due 2045

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen and Hamilton LLP with respect to €1,250,000,000 of 1.625% Global Notes due 2024 and €1,250,000,000 of 3.000% Global Notes due 2045

Exhibit 5:	Exchange Rate Agency Agreement, dated March 6, 2015, between the United Mexican States and the Exchange Rate Agent

4